Exhibit 99.1

GREENBROOK TMS ANNOUNCES DATES FOR ITS THIRD QUARTER 2023 FINANCIAL RESULTS

October 26, 2023 – Toronto, Ontario – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”), will release its 2023 third quarter operational and financial results after market hours on November 8, 2023.

THIRD QUARTER 2023 CONFERENCE CALL DETAILS:

Bill Leonard, President and Chief Executive Officer, and Peter Willett, Interim Chief Financial Officer, will host a conference call at 12:00 p.m. (Eastern Time) on November 9, 2023 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: 1 (888) 886-7786

Toronto: (416) 764-8658

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website, www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than 1.2 million treatments to over 38,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867